June 13, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Superb Acquisition, Inc.

Form 10-12G/A

Filed June 2, 2017

File No. 000-55769

To the men and women of the SEC:

On behalf of Superb Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 12, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its 10-12G/A on June 2, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 1. Business

Business of Issuer, page 3

1. We note your response to our comment 1 and your revised discussion on page 3. We are uncertain what you intend to convey by the following statement in your revised discussion, "so no potential backlash from regulatory agencies that the business plan is fraudulent." Please revise or advise.

COMPANY RESPONSE:

We have deleted the following on page 3,"The business plan of a Form 10 shell company is to merge with another unknown company so no potential backlash from regulatory agencies that the business plan is fraudulent."

Date: June 13, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO